May 4, 2011
Sandra Hunter
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Puravita Corporation
Registration Statement on Form S-1
Filed March 17, 2011
File No. 333-172892

Dear Ms. Hunter :

The following are the responses to your comment letter of April 14, 2011.  The page numbering has been modified slightly at the beginning of the document.

General

1.	Please revise to include a dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Dealer prospectus delivery obligation added.

2.	Please revise your disclosure to include the information required by Item 304 of Regulation S-K.

Disclosure added that there have been no changes in accountants or disagreements therewith.

Cover Page of Registration Statement

3.	Please revise to include your Primary Standard Industrial Classification Code Number on the cover page of your registration statement.

Primary Standard Industrial Code added.

Prospectus Cover Page

4.	We note you provide a cross-reference to the Risk Factors section and that you indicate it begins on page 6. We further note that your Risk Factors section begins on page 10. Please revise.

Revised to reference risk factors on page 9.  We repaginated the S-1 Amendment No. 1 so that the Prospectus cover page is one page.

Sandra Hunter
May 4, 2011

5.
We note you indicate that prior to the offering there has been no public market for your common stock.  Please revise to clarify that there is no guarantee that a public market for your common stock will develop after the offering.

Disclosure that there is no guarantee that a public market for our common stock will develop has been added.

6.	Please revise your table located on page 3 to include the 8,000,000 shares of common stock being registered for sale by your sole officer and director.

Table revised to include the 8,000,000 shares.

Table of Contents

7.	Please revise your Table of Contents to include a specific and separate listing to your Risk Factors section, which begins on page 10.

Separate listing for Risk Factors added.

Prospectus Summary, page 4

8.	Please revise your summary to discuss briefly your auditor’s opinion that there is a substantial doubt about your ability to continue as a going concern.

Going concern disclosure added.

Risk Factors, page 9

9.
We note that your auditors have issued a going concern opinion.    Please include a risk factor which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your Risk Factors section.

Going concern risk factor added.

Use of Proceeds, page 15

10.	It is unclear how you calculated net offering proceeds. Please advise us how you considered offering expenses in your calculation and revise as necessary.

Revised to include deduction of offering expenses.

Sandra Hunter
May 4, 2011

11.
We note you indicate that ninety percent of the net offering proceeds will be put towards working capital.  Please revise your disclosure to provide the principal purposes for which the remaining ten percent of the net proceeds from the securities to the approximate amount intended to be used for each such purpose.  Please refer to Item 504 of Regulation S-K.

Revised to indicate that the 10% which may be release to the company under Rule 419 may only be utilized for the consummation of an acquisition or merger.

12.
It appears there are errors in the “% of total” and “% of net proceeds” columns of your Table on page 16.  In particular, we direct your attention to these columns under the headings “50% of Maximum” and “Maximum.”  Please correct any errors.

Calculations revised.

13.
We note you indicate that the proceeds will be used to effect a business combination.  Please revise your disclosure to indicate the identity of the businesses, if known, or if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the combination and a brief description of such business.   Please refer to Instruction 6 of Item 504 of Regulation S-K.

Revised to indicate that the search for a merger/acquisition candidate will not be limited to any industry or nature and that no negotiations have been entered into or targets identified.

Item 8- Plan of Distribution, page 17

14.
In the second paragraph on page 20, you state that the escrow agreement will terminate once either the Maximum Offering is achieved or 180 days from the effective date.   This is inconsistent with the requirements of Rule 419 and disclosure elsewhere in the prospectus regarding the conditions that must be met prior to the release of funds from escrow.  Please revise.

Revised to indicate that the escrow will not close until 18 months expires from the effectiveness of the offering, or the completion of a reconfirmation offering and consummation of an acquisition/merger.

Sandra Hunter
May 4, 2011

Directors, Executive Officers Promoters and Control Persons, page 30

15.	We note you indicate in the Table on page 30 that Mr. O’Dare is “President, Secretary, Treasurer and Director.” We further note Mr. O’Dare signs the registration statement in various capacities, including Chief Executive Officer. We also note you indicate on page 30 that Mr. O’Dare is the Chief Financial Officer. Please revise this section to state all positions and offices held with the registrant. Please refer to Item 401(a) and (b) of Regulation S-K.

Revised to indicate all positions held by Mr.O’Dare.

16.
We note you indicate on page 30 that Mr. O’Dare spends approximately 10 hours per week on your business affairs.   We further note you indicate on page 25 that Mr. O’Dare devotes approximately 10 hours per month to the business affairs to the Company.  Please revise to reconcile.

Revised to indicate 10 hours per month.

17.
We note you provide the background of Mr. O’Dare.   Please expand your disclosure to provide the name of any corporation or organization in which Mr. O’Dare’s occupation and employment were carried on during the past five years.   Please refer to Item 401(e) of Regulation S-K.

5 year employment history added.

18.
We note you indicate that the downturn of 2007 has given Mr. O’Dare time to direct his efforts to other business activity, such as the formation of public companies.   Please revise to identify the public companies Mr. O’Dare has formed or is in the process of forming.

Revised to indicate Cheval.

19.	We note you indicate on page 29 that you will be able to merge with a private firm within 18 months of the effective date. Please explain.

Disclosure removed to indicate that under Rule 419, the Company will be required to complete a reconfirmation offering and consummate a merger/acquisition within 18 months of the effectiveness of this registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 31

Sandra Hunter
May 4, 2011

20.
We note you indicate in footnote 3 to the Table that the maximum number of shares to be sold in this offering is 2,000,000 and that the aggregate amount of shares to be issued and outstanding after the offering is 8,000,000.   We further note you are registering 10,000,000 shares of common stock.  Please revise or explain.

Revised to indicate that the aggregate amount of share to be issued and outstanding after the offering is 10,000,000.

Item 13—Other Expenses of Issuance and Distribution, page II-1

21.
We note you provide a Table of Legal and Professional Fees.  We note in this Table that you estimate your registration fee to be $20.   We further note you indicate in your Calculation of Registration Fee Table on the cover page of your registration statement that you estimate this amount to be $58.05.   Please revise to reconcile.   Please also revise to make sure you have included all expenses in connection with the issuance and distribution of the securities to be registered.   Please refer to Item 511 of Regulation S-K.

Registration fee reconciled to $58.05.    Revised to include all expenses in connection with the issuance and distribution.

22.
We note that you are registering 8,000,000 shares of common stock on behalf of Mr. O’Dare.  Please revise to indicate the portion of expenses to be borne by Mr. O’Dare.  Please refer to Item 511 of Regulation S-K.

All expenses of the offering are being borne by Mr.O’Dare.

Item 15.   Recent Sales of Unregistered Securities, page II-1

23.
We note you indicate in this section that you issued 8,000,000 shares of common stock to Rory O’Dare.   Please revise your disclosure in this section to provide the aggregate amount of consideration received by the Company in this transaction.   Please refer to Item 701(c) of Regulation S-K.

Revised to indicate $800.

Sandra Hunter
May 4, 2011

Exhibit 23

24.	We note that you auditor’s consent refers to the audit report dated March 16, 2011. However the audit report on page F-2 is dated March 17, 2011. Please advise or revise accordingly.

Revised consent attached.

Very truly yours,

/s/ Rory O’Dare
Rory O’Dare, President
Puravita Corporation